
02047313


SEC MAIL
RECEIVED
PROCESSING
JUL 26 2002
WASH, D.C.
155
SECTION

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13 a - 16 or 15 d - 16 of

The Securities Exchange Act of 1934

Commission file number 0 - 017444

Akzo Nobel N.V.

(Translation of registrant's name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands

(Address of principal executive offices)

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.



By :
Name : F.H. Hensel
Title : Senior Vice President Finance



By :
Name : J.J.M. Derckx
Title : Director Corporate Control

Dated : July 24, 2002

The following exhibit
is filed with this report
Akzo Nobel Report for the second quarter of 2002

Key Figures

2nd quarter				Millions of euros (EUR)	January-June			
2002	2001	Δ%	Δ%[1]		**2002**	2001	Δ%	Δ%[1]
250	255	*(2)*		Net income[2]	**484**	470	*3*	
0.87	0.89			- per share, *in EUR*	**1.69**	1.64		
				Sales				
1,025	1,056	*(3)*	*5*	- Pharma	**2,034**	2,016	*1*	*9*
1,496	1,525	*(2)*	*1*	- Coatings	**2,833**	2,887	*(2)*	*2*
1,154	1,183	*(2)*	*(1)*	- Chemicals	**2,330**	2,365	*(1)*	–
3,642	3,732	*(2)*	*1*	Total	**7,130**	7,202	*(1)*	*2*
				Operating income[2] (EBIT)				
195	213	*(8)*		- Pharma	**405**	404	–	
161	142	*13*	*15*	- Coatings	**248**	230	*8*	*10*
86	87	*(1)*		- Chemicals	**188**	186	*1*	
412	435	*(5)*		Total	**797**	806	*(1)*	–
11.3	11.7			Return on sales[2], *in %*	**11.2**	11.2		
7.6	6.2			Interest coverage[2]	**7.4**	6.0		
				Gearing	**1.24**	1.47[3]		
				Number of employees	**67,400**	66,300[3]		

Second-quarter net income[2] 2% lower

- Sales and operating income affected by weaker currencies
- Quarterly pension charges EUR 20 million higher than in 2001
- Pharma – growth continued; operating income down 8%, particularly caused by one-time charges for animal healthcare (Intervet)
- Coatings – operating income[1] 15% up
- Chemicals – stable performance in weak business conditions
- All groups achieved autonomous growth
- Restructuring programs – on schedule
- Interest coverage of 7.6
- Balance sheet strengthened

Outlook revised — net income[2] slightly below 2001

[1] *Continued operations.*
[2] *Excluding extraordinary and nonrecurring items.*
[3] *At December 31.*

The Report for the 3rd Quarter of 2002 will be published on October 23.

Note
The data in this report are unaudited.

The 2001 figures have been restated for the change in accounting principles in respect of pensions and other postretirement benefits.

Unless indicated otherwise, discussions in the report, such as earnings developments, refer to the continued operations, and exclude extraordinary and nonrecurring items.

Continued operations include acquisitions, but exclude divestitures, such as the Diagnostics business at Pharma and Printing Inks at Coatings.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook", should be carefully considered and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, physical and environmental risks, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies.

* *Pursuant to the U.S. Private Securities Litigation Reform Act 1995.*

CONDENSED CONSOLIDATED STATEMENT OF INCOME

2nd quarter			*Millions of euros*	**January-June**		
2002	2001	Δ%		**2002**	2001	Δ%
3,642	3,732	*(2)/1* [1]	Sales	**7,130**	7,202	*(1)/2* [1]
(3,230)	(3,297)		Operating costs	**(6,333)**	(6,396)	
412	435	*(5)*	Operating income[2] (EBIT)	**797**	806	*(1)/–* [1]
(54)	(70)		Financing charges	**(107)**	(134)	
358	365		Operating income[2] less financing charges	**690**	672	
(111)	(117)		Taxes	**(214)**	(215)	
247	248	–	Earnings[2] of consolidated companies, after taxes	**476**	457	*4*
11	17		Earnings[2] from non-consolidated companies	**24**	33	
258	265		Earnings[2] before minority interest	**500**	490	
(8)	(10)		Minority interest	**(16)**	(20)	
250	255	*(2)*	Net income excl. extraordinary/ nonrecurring items	**484**	470	*3*
	(167)		Extraordinary/nonrecurring items, after taxes		(167)	
250	88		Net income	**484**	303	
11.3	11.7		Return on sales[2], *in %*	**11.2**	11.2	
7.6	6.2		Interest coverage[2]	**7.4**	6.0	
0.87	0.89		Basic/diluted net income excl. extraordinary/nonrecurring items per share, *in EUR*	**1.69**	1.64	
0.87	0.31		Basic/diluted net income per share, *in EUR*	**1.69**	1.06	
577	610	*(5)*	EBITDA	**1,131**	1,151	*(2)*
163	223		Capital expenditures	**318**	369	
155	167		Depreciation	**314**	327	
			Number of employees	**67,400**	66,300 [3]	

[1] *Continued operations.*

[2] *Excluding nonrecurring items.*

[3] *At December 31.*

Second-quarter net income[1] 2% lower
Second-quarter *net income*[1] amounted to EUR 250 million, 2% below last year. Per share this was EUR 0.87 (2001: EUR 0.89). The earnings contribution from autonomous growth of the three groups and lower financing charges was more than offset by the impact of higher pension charges, the weakening of certain key currencies, and lower results from nonconsolidated companies. Furthermore, Intervet incurred certain one-time charges, which also impacted second-quarter earnings.

Half-year net income[1] of EUR 484 million was 3% higher than last year. This translated into net income[1] of EUR 1.69 per share (2001: EUR 1.64).

Negative currency effects impacting sales
Second-quarter *sales* were down 2% to EUR 3.6 billion. For continued operations, sales were up 1%. Autonomous growth was 3%, with 2% volume growth and 1% higher selling prices. Currency translation had a negative effect of 3%, which mainly relates to the U.S. dollar, the Brazilian real, the pound sterling, and various Asian currencies. Sales development was as follows *(in %)*:

	Volume	Price	Currency translation	Acquisitions	Divestments	Total
Pharma	6	1	(4)	2	(8)	(3)
Coatings	2	1	(3)	1	(3)	(2)
Chemicals	1	1	(3)	–	(1)	(2)
Akzo Nobel	**2**	**1**	**(3)**	**1**	**(3)**	**(2)**

In the first half of 2002, sales aggregated EUR 7.1 billion, down 1%. For the continued operations, sales rose 2%.

Operating income down 5%
Operating income for the second quarter was EUR 412 million, down 5%. Earnings were affected by a negative currency translation effect of some EUR 20 million, while quarterly pension charges[2] were EUR 20 million higher. Earnings of Coatings were up 15%, while Chemicals operating income was virtually equal to last year. The 8% decline in Pharma's results was attributable to Intervet, which incurred one-time charges and suffered from weak market conditions in Latin America.

In the first half of 2002, operating income was EUR 797 million (2001: EUR 806 million).

Return on sales was 11.3%, compared with 11.7% in the second quarter of 2001.
For January-June this ratio was unchanged at 11.2%.

[1] *Excluding extraordinary and nonrecurring items.*

[2] *The poor performance of the stock markets in 2001 had a negative influence on the investment results of Akzo Nobel's pension funds. In accordance with the rules of SFAS 87, this resulted in an increase of 2002 pension costs of EUR 20 million per quarter, affecting all groups.*

Financing charges were significantly lower, as a result of lower short-term interest rates, the weaker U.S. dollar, and reduced net borrowings. Interest coverage in the second quarter improved to 7.6 from 6.2 in 2001.

The *income tax* charge decreased to 31% (2001: 32%), reflecting changes in the geographic distribution of the Company's results.

Earnings from nonconsolidated companies declined from EUR 17 million to EUR 11 million, due to lower results for Flexsys, ECI Elektro-Chemie, and Methanor.

Major restructurings at Coatings and Chemicals progressing well
In order to structurally improve earnings, the Company is executing major restructuring programs at Coatings and Chemicals initiated in 2001. This will ultimately lead to a workforce reduction of 3,500 employees worldwide. The implementation of these programs is on schedule. So far the work force reduction totaled 1,100 (2001: 200; 2002: 900).

Workforce – on balance up
At June 30, 2002, the number of employees was 67,400, compared with 66,300 at the end of 2001. Growth of activities, mainly at Pharma, resulted in an increase of 1,200, while acquisitions added 800. Restructurings, cost-saving measures, and divestments at Coatings and Chemicals led to a reduction of 900 in the first half year.

Outlook revised – net income[1] slightly below 2001
On the basis that the present currency exchange rates and the current conditions in those sectors of the economy which are most important to us, will prevail for the remainder of the year, we expect to achieve a net income[1] for 2002 that is slightly below 2001.

Pharma – growth continuing; investing in product launches
– operating income down 8% caused by Intervet

2nd quarter			*Millions of euros*	January-June		
2002	2001	Δ%		**2002**	2001	Δ%
			Sales			
672	640		Organon	**1,320**	1,219	
278	282		Intervet	**553**	539	
123	110		Diosynth	**249**	226	
(48)	(53)		Intragroup sales/other	**(88)**	(111)	
1,025	979	*5*	Total continued operations	**2,034**	1,873	*9*
	77		Diagnostics		143	
1,025	1,056	*(3)*	Total	**2,034**	2,016	*1*
195	213	*(8)*	Operating income[1] (EBIT)	**405**	404	–
19.0	20.2		Return on sales[1], *in %*	**19.9**	20.0	
238	256	*(7)*	EBITDA	**491**	488	*1*
77	98		Capital expenditures	**145**	147	
			Invested capital	**2,567**	2,558 [2]	
			Number of employees	**21,800**	21,100 [2]	

[1] Excluding nonrecurring items.
[2] At December 31.

- ***Autonomous growth 7% – negative currency effect of 4%***
- ***Operating income down 8% – caused by one-time charges for animal healthcare (Intervet)***
- ***Human healthcare***
  - ***Remeron® – sales up 26%; U.S. patent lawsuits ongoing; SolTab™ launched in Europe***
  - ***oral contraceptives – generic competition in U.S.***
  - ***NuvaRing® – launch on schedule***
  - ***Arixtra® – U.S. process of hospital formulary approval on track***
  - ***gepirone ER – discussions with FDA ongoing***
- ***Animal healthcare – one-time charges and impact of Latin America***

In the second quarter, Pharma was able to generate 7% autonomous growth, due to 6% volume growth with 1% higher selling prices. Sales were affected by generic competition for oral contraceptives in the United States and weak market conditions for the animal healthcare activities in Latin America and South Africa. Currency translation had a negative effect of 4%. Acquisitions added 2% to Pharma's sales, while divestments caused an 8% decrease.

Pharma's operating income was down 8% to EUR 195 million, with a return on sales of 19.0% (2001: 20.2%). This decline was solely caused by Intervet, which incurred one-time charges and suffered from weak market conditions in Latin America and South Africa. Earnings of Organon and Diosynth were somewhat higher. To secure future growth, expenses for R&D (up 12% to EUR 150 million) and marketing (up 7% to EUR 344 million) were increased. Furthermore, earnings were affected by weaker currencies and higher pension charges.

Human healthcare (Organon) sales were up 5%, despite significantly weaker key currencies. The sales development for the main products was as follows:

Sales		*Millions of euros or %*		
2nd quarter 2002	Δ% 2001		**January-June 2002**	Δ% 2001
184	26	Remeron®	**353**	25
136	(3)	Contraceptives	**266**	(1)
92	6	Puregon®	**191**	15
55	15	Livial®	**105**	18

Organon's sales in the United States totaled EUR 226 million, up 5% on the second quarter of 2001, despite the lower U.S. dollar exchange rate and increasing generic competition for oral contraceptives. One-third of Organon's sales are generated in this market. The launch of NuvaRing® in the United States is on schedule.

For the introduction of the pentasaccharide antithrombotic Arixtra® in the United States, the process of hospital formulary approval is on track. In the meantime, Arixtra® was also launched in Europe by our joint venture partner Sanofi-Synthélabo[1].

Remeron® sales were up 26%. The lawsuits Organon filed against generic pharmaceutical companies in the United States for infringement of its U.S. patent covering the use of Remeron® with SSRIs are ongoing. Early in July, Remeron® SolTab™ was launched in Europe. Organon is currently discussing the approval of the new antidepressant gepirone ER (Ariza) with the FDA.

Earnings of the animal healthcare activities were substantially lower due to one-time charges for inventory write-downs and small restructurings, depressed market conditions in Latin America and South Africa, and the weakening of key currencies. Business in Asia is doing better.

[1] *Akzo Nobel will receive a royalty for the Arixtra® sales made by Sanofi-Synthélabo outside North America. The activities of the joint venture in North America are proportionally consolidated.*

Coatings — operating income[1] 15% up

2nd quarter 2002	2001	Δ%	*Millions of euros*	January-June 2002	2001	Δ%
			Sales			
549	541		Decorative Coatings	**977**	979	
446	436		Industrial activities	**874**	852	
198	199		Marine & Protective Coatings	**390**	375	
186	186		Car Refinishes	**364**	360	
143	139		Industrial Products	**280**	276	
(26)	(24)		Intragroup sales/other	**(52)**	(51)	
1,496	1,477	*1*	Total continued operations	**2,833**	2,791	2
	48		Printing Inks		96	
1,496	1,525	(2)	Total	**2,833**	2,887	(2)
161	142	*13/15* [1]	Operating income[2] (EBIT)	**248**	230	*8/10* [1]
10.8	9.3		Return on sales[2], *in %*	**8.8**	8.0	
201	183	*10/12* [1]	EBITDA	**329**	314	*5/8* [1]
25	47		Capital expenditures	**50**	83	
			Invested capital	**2,391**	2,395 [3]	
			Number of employees	**29,400**	28,900 [3]	

[1] *Continued operations.*
[2] *Excluding nonrecurring items.*
[3] *At December 31.*

- ***Autonomous growth 3% – negative currency translation effect 3%***
- ***Results significantly improved by restructurings and lower raw material prices***
- ***Decorative Coatings – good performance***
- ***Industrial activities – doing better despite continued weak business climate***
- ***Marine & Protective Coatings and Car Refinishes – continued solid performance***

The Coatings operations achieved autonomous growth of 3% with 2% higher volumes and 1% higher selling prices. Sales decreased 3% due to weaker foreign currencies. Acquisitions added 1%, while the impact of divestments was a 3% decrease.

Operating income rose 15% to EUR 161 million. Return on sales was significantly up from 9.3% to 10.8% in 2002. Results of almost all business units were up due to higher margins and cost savings, partially offset by the impact of weaker currencies and higher pension costs.

The implementation of the major restructuring programs is progressing well. The first benefits of these programs became visible.

Earnings of Decorative Coatings were significantly up, especially in Germany and the United Kingdom. The business in Turkey is improving, but currently remains unstable. Results of Car Refinishes were higher, particularly as a result of the strong performance in the United States. The industrial coatings activities did somewhat better, although the business climate remains weak. Marine & Protective Coatings and the wood coatings operations sustained the positive trend in Asia. The impregnated-paper business is increasingly doing better.

Capital expenditures decreased to EUR 25 million (2001: EUR 47 million). This quarter, the decorative coatings plant in Moscow, Russia, the coil coatings facility in Suzhou, China, and the powder coatings plant in Ho Chi Minh City, Vietnam, started production.

In June, the acquisition of the worldwide marine and aerospace coatings businesses of U.S. Paint was completed, which includes the renowned AWLGRIP® brand.

In Indonesia, a new decorative paints joint venture was formed, in which Akzo Nobel will hold a 65% stake. In South Korea, the Company will expand its shareholding in the marine coatings joint venture to 60% and acquire the manufacturing site in Chilseo.
In the United Kingdom, the Company bought the specialty paint business of Plascon UK.
In Germany, a significant portion of the decorative paint distributor Wümeg was acquired.

Chemicals – stable performance in weak business conditions

2nd quarter			*Millions of euros*	January-June		
2002	2001	Δ%		**2002**	2001	Δ%
			Sales			
240	256		Pulp & Paper Chemicals	**491**	505	
197	210		Functional Chemicals	**395**	418	
189	196		Surface Chemistry	**360**	371	
147	144		Polymer Chemicals	**299**	293	
118	86		Base Chemicals	**225**	181	
109	112		Resins	**211**	223	
87	87		Catalysts	**194**	181	
65	57		Salt	**135**	128	
37	39		Plastics and Processing Additives	**90**	93	
39	38		Energy	**78**	81	
(74)	(62)		Intragroup sales/other	**(148)**	(134)	
1,154	1,163	*(1)*	Total continued operations	**2,330**	2,340	–
	20		Divested operations		25	
1,154	1,183	*(2)*	Total	**2,330**	2,365	*(1)*
86	87	*(1)*	Operating income[1] (EBIT)	**188**	186	*1*
7.5	7.4		Return on sales[1], *in %*	**8.1**	7.9	
167	174	*(4)*	EBITDA	**350**	357	*(2)*
57	75		Capital expenditures	**117**	133	
			Invested capital	**3,025**	3,132 [2]	
			Number of employees	**15,000**	15,100 [2]	

[1] *Excluding nonrecurring items.*
[2] *At December 31.*

- ***Autonomous growth 2% – negative currency translation effect 3%***
- ***Restructurings – progressing well***
- ***Catalysts and Base Chemicals – strong improvement***
- ***Pulp & Paper Chemicals, Surface Chemistry, and Polymer Chemicals – suffering from weak market conditions***
- ***Acquisition of Crompton's Industrial Specialties – strengthening specialty surfactants position***

Second-quarter sales of EUR 1.2 billion were 2% below last year. Autonomous growth was 2%, with both volumes and selling prices up 1%. Currency translation had a negative effect of 3%. Divestments caused a 1% decrease.

At EUR 86 million, operating income was almost on a par with 2001. Return on sales was 7.5% (2001: 7.4%). Benefits from the restructuring programs, which are aggressively pursued, and lower energy and raw material prices could not fully compensate the impact of the weak economic conditions and higher pension costs.

Catalysts again turned in a substantially better performance due to the closure of the Los Angeles site and benefited from lower energy prices. Base Chemicals also improved significantly.

At Pulp & Paper Chemicals, the results for bleaching chemicals remained under pressure, mainly in the United States. Surface Chemistry and Polymer Chemicals suffered from weak market conditions.

Totaling EUR 57 million, capital expenditures were 75% of depreciation. In June, the new MCA plant in Taixing, China, became operational.

Early in April, the lead stabilizer activities were divested to the management of this business.

At the end of June, the Company acquired Crompton Corporation's Industrial Specialties business, which generated sales of USD 165 million in 2001, for USD 95 million. Specialty surfactants is one of Akzo Nobel's global businesses with high growth potential. This bolt-on acquisition strengthens the Company's presence in the market for agricultural and oilfield chemical surfactants, while broadening the product line for the cleaning, personal care, and other industrial markets. In addition, it further strengthens Chemicals' position in North America.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of euros	**January-June**			
	2002		2001	
Earnings before minority interest	**500**		323	
Depreciation and amortization	**334**		345	
Cash flow	**834**		668	
Gain on divestments			(100)	
Net restructuring charges and write-downs			275	
Changes in provisions and deferred tax assets	**(5)**		52	
Retained income nonconsolidated companies	**23**		(11)	
Changes in working capital	**(265)**		(356)	
Other items	**2**		(12)	
Net cash provided by operations		**589**		516
Capital expenditures	**(318)**		(369)	
Expenditures for intangible assets	**(13)**		(31)	
Acquisitions	**(136)**		(288)	
Proceeds from divestments	**66**		320	
Redemption loans nonconsolidated companies	**2**		97	
Other changes	**6**		(2)	
Net cash used for investing activities		**(393)**		(273)
Dividends paid		**(268)**		(269)
Funds balance		**(72)**		(26)
Net cash generated by financing activities		**90**		318
Effect of exchange rate changes on cash and cash equivalents		**(29)**		10
Change in cash and cash equivalents		**(11)**		302

Strong operational cash flow
Cash flow from operations in the first half year was EUR 589 million, compared with EUR 516 million in 2001. The increase was mainly attributable to the lower seasonal increase in working capital, due to better control by the Company.

Capital expenditures totaled EUR 318 million (101% of depreciation) with key focus on growth of Pharma.

Acquisition expenditures primarily related to Crompton's Industrial Specialties and some Coatings acquisitions, while proceeds from divestments principally stemmed from the sale of Printing Inks.

The net outflow of funds (funds balance) of EUR 72 million was somewhat higher than last year, as proceeds from divestments were significantly lower, partially offset by reduced acquisition expenditures.

In the first half of 2002, net cash generated by financing activities was the net effect of the placement of the EUR 1 billion public bond in May 2002 and the redemption of short-term borrowings.

CONDENSED CONSOLIDATED BALANCE SHEET

Millions of euros	**June 30, 2002**	December 31, 2001
Intangible assets	**519**	508
Property, plant and equipment	**4,416**	4,568
Financial noncurrent assets	**1,758**	1,895
Inventories	**2,275**	2,270
Receivables	**3,390**	3,229
Cash and cash equivalents	**444**	455
Total	**12,802**	12,925
Akzo Nobel N.V. shareholders' equity	**2,989**	2,621
Minority interest	**135**	138
Equity	**3,124**	2,759
Provisions	**2,863**	2,960
Long-term borrowings	**3,028**	2,235
Short-term borrowings	**1,283**	2,267
Current liabilities	**2,504**	2,704
Total	**12,802**	12,925
Gearing	**1.24**	1.47
Shareholders' equity per share, *in EUR*	**10.45**	9.17
Number of shares outstanding, *in millions*	**286.0**	285.9

CHANGES IN EQUITY

Millions of euros	Shareholders' equity	Minority interest	Equity
Situation at December 31, 2001	2,621	138	2,759
Income	484	16	500
Dividend		(10)	(10)
Changes in exchange rates	(120)	(8)	(128)
Issue of new shares	4		4
Changes in minority interest in subsidiaries		(1)	(1)
Situation at June 30, 2002	**2,989**	**135**	**3,124**

Balance sheet – gearing improved

Invested capital at June 30, 2002, amounted to EUR 9.3 billion, an increase of EUR 0.1 billion compared with year-end 2001. Seasonal working capital effects added EUR 0.3 billion, while acquisitions caused an increase of EUR 0.1 billion. Due to lower currency exchange rates invested capital decreased EUR 0.3 billion.

Equity increased EUR 0.4 billion due to January-June income, partially offset by negative currency translation effects. Net interest-bearing borrowings were down EUR 0.2 billion on year-end 2001, mainly due to the lower U.S. dollar exchange rate. Gearing improved to 1.24 (December 31, 2001: 1.47).

The borrowings structure was improved by the placement of a EUR 1 billion public bond in May 2002, maturing in 2009. As a portion of the proceeds was utilized to redeem U.S. dollar commercial paper, EUR 500 million of this bond was swapped from fixed-interest euro liabilities into floating-interest U.S. dollar liabilities.

Arnhem, July 24, 2002 The Board of Management

Additional Information
The explanatory sheets used by the CFO during the press conference can be viewed on Akzo Nobel's Internet site at:
www.akzonobel.com/news/presentations.asp

Akzo Nobel N.V.
Velperweg 76
P.O. Box 9300
6800 SB Arnhem
The Netherlands
Tel. + 31 26 366 4433
Fax + 31 26 366 3250
E-mail ACC@akzonobel.com
Internet www.akzonobel.com